VF 3-5-03

**AR 3/4/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

03011300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 181

SEC FILE NUMBER
8- 7802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jones & Babson, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BMA Tower, 700 Karnes Blvd.

(No. and Street)

Kansas City (City) Missouri (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Bradley Adams 816-751-5921

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

1055 Broadway, 10th Floor (Address) Kansas City, (City) Missouri (State) 64105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, P. Bradley Adams, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Jones & Babson, Inc., as December 31, 2002, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

Signature

Chief Financial Officer

Title

CHAREEN C. SMITH
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: May 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jones & Babson, Inc.

(a wholly-owned subsidiary of Business Men's Assurance Company of America)

Consolidated Statement of Financial Condition with Report of Independent Accountants

December 31, 2002

Jones & Babson, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Consolidated Statement of Financial Condition

December 31, 2002

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

Report of Independent Accountants

To the Board of Directors and Stockholder of
Jones & Babson, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Jones & Babson, Inc. and its subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

Jones & Babson, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Consolidated Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	1,871,320
Fees receivable		1,450,234
Investments, at market		4,216,524
Prepaid expenses		183,339
Prepaid pension cost		305,154
Leasehold improvements, furniture and equipment, at cost, less accumulated depreciation and amortization of $1,996,777		146,825
Total assets	$	8,173,396
Liabilities and stockholder's equity		
Accounts payable and accrued liabilities	$	964,529
Employee benefits payable		242,182
Accrued income taxes		102,849
Deferred income taxes		60,171
Total liabilities		1,369,731
Stockholder's equity:		
Common stock, $1 par value, 60,000 shares authorized, 500 shares issued and outstanding		500
Paid-in capital		749,500
Retained earnings		6,053,665
Total stockholder's equity		6,803,665
Total liabilities and stockholder's equity	$	8,173,396

See accompanying notes.

Notes to Consolidated Statement of Financial Condition

1. Ownership and Nature of Business

Jones & Babson, Inc. (the Company) is a wholly-owned subsidiary of Business Men's Assurance Company of America (BMA), a Missouri-domiciled life and health insurance company. The consolidated statement of financial condition include the accounts of the Company and its wholly-owned subsidiary, Investors Mark Advisors, LLC (IMA), a Delaware limited liability company. All intercompany accounts and transactions have been eliminated.

The Company is registered as a broker/dealer with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. and is a Registered Investment Advisor with the Securities and Exchange Commission under the Investment Advisor's Act of 1940. The Company provides management, supervisory and administrative functions and serves as the principal underwriter for the Babson and J&B families of mutual funds. The Company also provides administrative functions and serves as the principal underwriter for the Buffalo family of mutual funds. The Company primarily markets those funds in the United States and it employs independent investment advisory firms to assist in its investment management responsibilities.

IMA serves as the investment advisor for the Investors Mark Series Fund, Inc. (the Fund) and is a Registered Investment Advisor with the Securities and Exchange Commission under the Investment Advisor's Act of 1940. The Fund is composed of a series of nine investment portfolios that serve as investment options for BMA's Clarity Variable Annuity product.

2. Summary of Significant Accounting Policies

Cash Equivalents

Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter and investment advisor for which cost equals market.

Investments

Investments represent shares of mutual funds for which the Company serves as principal underwriter. Such investments are carried at market value based on the underlying net asset value of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Fair Value of Financial Instruments

Other financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair value because of the short-term nature of the instrument.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with BMA and a separate state income tax return. The income tax accruals of the Company are calculated as if it were filing a separate company return.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least possible that changes in risks in the near term would materially affect the amounts reported in the consolidated financial statements.

3. Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in the BMA Employees' Retirement Plan (the Plan). The Plan invests primarily in equity securities.

The following table sets forth the Company's portion of the Plan's funded status at December 31, 2002:

Actuarial present value:	
Benefit obligation at December 31	$ 2,029,619
Fair value of plan assets at December 31	2,681,203
Overfunded status	$ 651,584
Prepaid pension cost recognized in the Consolidated Statement of Financial Condition	$ 305,154

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation were 6.75% and a graded scale of 6.25% to 2.25%. The expected long-term rate of return on assets was 8.0%.

3. Employee Benefit Plans (continued)

The Company also participates in BMA's defined contribution plan organized under Section 401(k) of the Internal Revenue Code. BMA's plan, which covers substantially all employees of the Company, allows all qualifying employees to contribute on a salary reduction basis up to 15% of their gross earnings subject to IRS statutory limitations. The Company will match 100% of the employee contributions up to a maximum employee contribution of 2.5% of the employee's salary and may contribute additional discretionary amounts to the plan as determined annually.

In addition to the Company's other benefit plans, the Company also participates in BMA's supplemental retirement plan for senior executive officers and BMA's defined benefit health care plan for retirees. The supplemental retirement plan is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. Benefits are paid directly by BMA as they become due. The defined health care plan is unfunded and provides postretirement medical benefits to certain full-time employees that meet minimum age and service requirements. The plan is contributory with retiree contributions adjusted annually. Employer costs are paid directly by BMA.

4. Deferred Compensation

The Company has recorded the present value of the estimated liability arising from deferred compensation agreements with certain of its former executive officers and directors. The agreements provide for monthly payments for life upon attaining retirement age or for a maximum period of 10 years to a surviving spouse. The liability has not been funded by the Company. At December 31, 2002, the deferred compensation liability was $85,406, which is included in Employee Benefits Payable.

5. Income Taxes

At December 31, 2002, deferred income tax assets amounted to $434,377 and deferred income tax liabilities were $494,548 due to temporary differences in the determination of income for financial statement purposes and income tax purposes. Such temporary differences relate principally to deferred compensation, pension accrual, depreciation and other assets. These amounts are shown net in the Consolidated Statement of Financial Condition.

6. Related Party

The Company's principal office is located in facilities owned by BMA. No occupancy costs have been allocated by BMA to the Company.

7. Net Capital Requirements

Jones & Babson, Inc. (parent company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $5,730,195, which was $5,642,891 in excess of its required net capital of $87,304. The Company's ratio of aggregate indebtedness to net capital was .23 to 1 at that date.

8. Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash.

The Company maintains its cash account with one financial institution. The cash balance is insured by the FDIC up to $100,000. The Company had cash on deposit at December 31, 2002 that exceeded the balance insured by the FDIC in the amount of $127,557. The company also maintains $1,643,763 in money market mutual funds that are not insured by the FDIC. (See Note 2.)